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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2006	Commission File Number: 333-124186-02

HUDBAY MINERALS INC.
(Name of Registrant)

201 Portage Avenue, Suite 1906
Winnipeg, Manitoba
Canada R3B 3L3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
Date: August 11, 2006
	By:	/s/ JEFFREY A. SWINOGA Name: Jeffrey A. Swinoga Title: Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	HudBay Minerals Inc. Unaudited Interim Consolidated Financial Statements for the Periods Ended June 30, 2006
99.2	HudBay Minerals Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition For the Three and Six Months Ended June 30, 2006
99.3	HudBay Announces Exceptional Second Quarter 2006 Results

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SIGNATURES
EXHIBIT INDEX